Unaudited Financial Statements

DonorSee, LLC
For the years ended December 31, 2017 and 2016



Prepared by

Renaissance Accounting, LLC

Prepared on

May 1, 2018

Table of Contents

DONORSEE, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Current Assets		
Cash	16,335.97	60,036.60
Accounts receivable	0.00	2,200.00
Escrow	4,975.00	4,975.00
Total Current Assets	**21,310.97**	**67,211.60**
Other Assets		
Product development	73,710.63	54,039.78
Accumulated amortization - product development	-29,056.36	-6,081.40
Trademark	948.00	948.00
Total Other Assets	**45,602.27**	**48,906.38**
TOTAL ASSETS	**$66,913.24**	**$116,117.98**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	240.00	815.00
Long-Term Liabilities		
Promissory note	150,944.59	136,636.92
Total Liabilities	**151,184.59**	**137,451.92**
Equity		
Retained Earnings	-21,333.94	0.00
Net Loss	-62,937.41	-21,333.94
Total Equity	**-84,271.35**	**-21,333.94**
TOTAL LIABILITIES AND EQUITY	**$66,913.24**	**$116,117.98**

Unaudited – see accompanying notes

DONORSEE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Jan - Dec 2017	Jan - Dec 2016
INCOME		
Gross revenue	316,006.36	79,104.02
EXPENSES		
Amortization expense	22,974.96	6,081.40
Bank charges	616.38	602.59
Distributions	287,682.65	73,529.43
Dues and subscriptions	6,653.18	1,255.58
Equipment less than $5000	390.86	0.00
Gifts and promotional	1,073.53	601.33
Interest expense – promissory note	14,307.67	6,636.92
Legal and professional fees	19,633.75	1,155.00
Marketing and advertising	687.14	2,507.47
Office expenses	608.97	1,385.20
Payroll expense	1,329.17	0.00
Stripe fee expense	11,661.04	2,716.86
Taxes and licenses	775.00	0.00
Telephone	666.00	393.00
Travel	658.47	3,573.18
Wages	9,225.00	0.00
Total Expenses	**378,943.77**	**100,437.96**
NET OPERATING LOSS	**$ -62,937.41**	**$ -21,333.94**

Unaudited – see accompanying notes

DONORSEE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
OPERATING ACTIVITIES	
Net loss	-62,937.41
Adjustments to reconcile net loss to net cash used in operations:	
Accounts receivable	2,200.00
Accumulated amortization - product development	22,974.96
Accounts payable	-575.00
Total adjustments to reconcile net loss to net cash used in operations:	**24,599.96**
Net cash used in operating activities	**-38,337.45**
INVESTING ACTIVITIES	
Product development	-19,670.85
Net cash used in investing activities	**-19,670.85**
FINANCING ACTIVITIES	
Promissory note	14,307.67
Net cash provided by financing activities	**14,307.67**
NET CASH DECREASE FOR PERIOD	**-43,700.63**
Cash at beginning of period	60,036.60
CASH AT END OF PERIOD	**$16,335.97**

Unaudited – see accompanying notes

DONORSEE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

	2016
OPERATING ACTIVITIES	
Net loss	-21,333.94
Adjustments to reconcile net loss to net cash used in operations:	
Accounts receivable	-2,200.00
Escrow	-4,975.00
Accumulated amortization - product development	6,081.40
Accounts payable	815.00
Total adjustments to reconcile net loss to net cash used in operations:	**-278.60**
Net cash used in operating activities	**-21,612.54**
INVESTING ACTIVITIES	
Product development	-54,039.78
Trademark	-948.00
Net cash used in investing activities	**-54,987.78**
FINANCING ACTIVITIES	
Promissory note	136,636.92
Net cash provided by financing activities	**136,636.92**
NET CASH INCREASE FOR PERIOD	**60,036.60**
CASH AT END OF PERIOD	**$60,036.60**

Unaudited – see accompanying notes

DONORSEE, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

DonorSee, LLC (DonorSee) is a limited liability company formed in March 2016 under the laws of the state of Virginia. DonorSee derives its revenue from transaction fees generated on its donor platform.

DonorSee is a platform that makes it easier to fundraise and give to needs all around the world by allowing donors to see where their money is going. Through a dynamic social media platform DonorSee provides a mechanism for fundraisers to communicate needs and updates directly to current and prospective donors. DonorSee is proudly a for-profit company which allows donations to reach their respective needs in the most efficient and direct way possible.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist of amounts expected to be collected within one year. Management expects that any potential losses will be infrequent. Therefore, no amount has been recognized in the unaudited financial statements as a reserve for losses on accounts receivable.

Other Assets

DonorSee capitalizes the product development costs of its platform. Amortization is calculated on a straight-line basis over management's estimate of the asset's useful life.

NOTE C - PROMISSORY NOTE

DonorSee has a convertible promissory note to related parties carried at an annual rate of 10% which matures on June 6, 2018. Interest due annually accrues every 30 days based on a 360-day year. No payments for accrued interest have been made.

The note can be converted in whole, but not in part, into membership interests in the company, at a price per share equal to the lesser of (i) 80% of the actual price per one percent (1%) of membership interest paid by investors (other than the holder of the note) participating in the equity financing, or (ii) ten thousand dollars ($10,000.00) per one percent (1%) membership interest.

DonorSee has an obligation up to $2,000 per year to pay the organization expenses related to the note. An amount is held in escrow for the payment of such expenses.

NOTE D – INCOME TAXES

DonorSee is subject to tax filing requirements of the United States Internal Revenue Service (IRS). DonorSee recorded net operating losses in the years 2017 and 2016. Due to management's uncertainty as to the valuation or timing of benefits associated with the losses, no amount has been recognized in the unaudited financial statements to account for them.

Generally, returns filed within the last three years can be subject to review by the IRS.

NOTE E - SUBSEQUENT EVENTS

On April 30, 2018 (the effective date), management entered into an amended and restated operating agreement with the related parties in Note C. As a result, the promissory note has been converted into membership interests in DonorSee as of the effective date.

Management has considered events subsequent to the end of the period before May 1, 2018, the date that the unaudited financial statements were available to be issued.